Exhibit 77(D)

                  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

On October 17, 2001, the Registrant obtained authority from the Securities and Exchange Commission ("SEC") to allow the Registrant to offer monthly repurchase of its shares. In connection with this authority, the Board of Trustees of the Registrant adopted a fundamental policy to conduct monthly repurchase offers for the Registrant's shares.